August 25, 2020

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Touchstone Funds Group Trust (the “Trust”) (File Nos: 033-70958 and 811-08104)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on August 18, 2020 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on July 2, 2020 (PEA No. 118 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to Institutional Class shares and Class R6 shares of Touchstone Sands Capital Select Growth Fund (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.  Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on September 1, 2020. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.  In the Fund's Fees and Expenses table, the Staff notes the inclusion of “Liquidity Provider Expense” under “Other Expenses”. Please explain this expense.

Response: The Trust notes that the “Liquidity Provider Expense” is the expense associated with the Fund’s use of the ReFlow liquidity program. This program is discussed on page 9 of the

Prospectus under the heading “ReFlow Liquidity Program” and again on page 11 of the Fund’s SAI.

3.  In the Fund's Principal Investment Strategies section, the Staff notes that the Fund may invest at least 80% of its assets in common stocks of U.S. companies that the sub-advisor, Sands Capital Management, LLC, believes have above-average potential for revenue or earnings growth. Please disclose what instruments may be held in the 20% basket.

Response: The Trust notes that the current disclosure in the Fund’s Principal Investment Strategy section is consistent with the disclosure in the currently effective registration statement for the Fund’s other share classes. Therefore, the Trust respectfully declines to make any changes to this Prospectus in response to this comment; however, the Trust will consider making the requested change in the next post-effective amendment filing that relates to all share classes of the Fund.

4.  The Staff notes that the Fund’s 80% policy is a non-fundamental investment policy that the Fund can change upon 60 days’ prior notice to shareholders. In reference to this 80% policy, please confirm that if the Fund's investment objective changes, the Fund's name will also change.

Response: Whether or not an investment objective change impacts the Fund's name is a facts and circumstances analysis. The Trust confirms that, in the event a change is made to the Fund's investment objectives, it will consider SEC Rule 35d-1 and will change the Fund's name if necessary in order to comply with Rule 35d-1.

5.  The last paragraph of the Principal Investment Strategies section notes that the Fund may invest a high percentage of its assets in specific sectors of the market in order to achieve a potentially greater investment return. Please confirm that if the Fund is concentrated in specific industries/sectors, those concentrations will be disclosed within the Fund’s Principal Investment Strategies and Principal Risks.

Response: The Trust confirms that if the Fund intends to be focused or concentrated in specific industries/sectors, that will be disclosed within the Fund’s Principal Investment Strategies and Principal Risks.

6. In “The Fund’s Management” section on page 6 of the Prospectus, please include both the month and year that the portfolio managers began managing the Fund.

Response: The Fund currently discloses the year in which the portfolio managers began managing the Fund, but will also add the month in accordance with the Staff’s comment.

7.  In the “Financial Highlights” section of the Prospectus, please provide the financial performance of the Fund for the past five years, in accordance with Item 13 of Form N-1A.

Response: The Fund will include the financial highlights tables for Class A, Class C, Class Y and Class Z shares of the Fund for the past five years in the Fund's Prospectus that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on September 1, 2020 in accordance with Item 13 of Form N-1A.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel

cc:  Ndenisarya Bregasi, Esq.
        Abigail Hemnes, Esq.
Clair Pagnano, Esq.

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